Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 25, 2007

STATOILHYDRO ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on October 25, 2007, entitled "StatoilHydro signs Shtokman agreement with Gazprom".

StatoilHydro signs Shtokman agreement with Gazprom

StatoilHydro has today, 25 October, signed a frame agreement with Gazprom to become partner in the Shtokman development, phase 1.

The agreement gives StatoilHydro a 24% equity interest in Shtokman Development Company where Gazprom (51%) and Total (25%) are the two other partners.

Shtokman Development Company will be responsible for planning, financing and constructing the infrastructure necessary for the first phase of the Shtokman development and will own the infrastructure for 25 years from start of commercial production. This includes offshore installations, pipeline to shore and the onshore processing plants for both liquefied natural gas (LNG) and piped gas.

The implementation of the project is subject to a final investment decision in the second half of 2009.

“This agreement represents an opportunity for StatoilHydro to participate in the development of Shtokman phase 1,” says Helge Lund, CEO of StatoilHydro. “We are looking forward to cooperating with Gazprom and Total to realise this frontier project.”

“The agreement signed today will open a new page in our cooperation with the merged StatoilHydro,” says Alexei Miller, chair of Gazprom. “We have giant reserves of gas in the Barents Sea, while our partners from Norway have good experience in production and transportation of gas in harsh Arctic conditions. Our joint efforts will be the keystone of success in the Arctic.”

The agreement is the result of long and determined work from both Statoil and Hydro.

“Leveraging our technology, industrial experience and expertise from large offshore developments can provide long-term growth opportunities in Russia,” Mr Lund adds.

“We believe Shtokman can be a catalyst for developing and adopting technologies capable of operating efficiently and environmentally-safely in cold and harsh conditions.

“The entering into of this agreement is a strong demonstration of the joint capabilities of the merged company StatoilHydro.”

The project planning phase aims at establishing an acceptable technical and commercial basis for the final investment decision, which is expected to take place in the second half of 2009. Until the final investment decision is made, StatoilHydro’s exposure is limited to the company’s share of the cost of planning and studies.

The Shtokman field, located in the Russian part of the Barents Sea, is the world's largest undeveloped offshore gas field with gas initially in place (GIIP) of around 3,700 billion cubic metres (bcm). The annual production is estimated to be 23.7 bcm for the first phase. The basis for phase 1 includes both LNG and piped gas.

Contact persons:

Investor relations:
Lars Troen Sørensen, senior vice president for investor relations,
+ 47 90 64 91 44 (mobile), +47 51 99 77 90 (office)

USA: Geir Bjørnstad, vice president, investor relations USA, +1 203 978 6950

Media:
Ola Morten Aanestad, vice president for media relations,
+47 48 08 02 12 (mobile) +47 51 99 13 77 (office)

Kjersti T Morstøl, media relations manager,
+47 91 78 28 14 (mobile)  + 47 22 97 22 86 (office)

STATOILHYDRO ASA (Registrant)
Dated: October 25, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer